
September 29, 2025

Elizabeth Boland
Chief Financial Officer
Bright Horizons Family Solutions Inc.
2 Wells Avenue
Newton , Massachusetts 02459

>   **Re: Bright Horizons Family Solutions Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2024**
>   **File No. 001-35780**

Dear Elizabeth Boland:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment(s).

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2024
Item 8. Financial Statements and Supplementary Data
16. Earnings Per Share, page 84

1.   We note that for the year ended December 31, 2024, basic and diluted earnings per share were calculated using the treasury method and for the years ended December 31, 2023 and 2022, basic and diluted earnings per share were calculated using the two-class method. Please tell us why these methods were chosen for each of the years presented.

18. Segment and Geographic Information , page 85

2.   Please tell us what consideration you gave to identifying, labeling and presenting significant segment expenses separately with your tabular disclosure here of revenue, cost of services, other expenses and income from operations by reportable segment. Please refer to ASC 280-10-50-26A for further guidance.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Aamira Chaudhry at 202-551-3389 or Amy Geddes at 202-551-3304 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services